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                    TENDER OFFER OF PHARMAINVEST, L.L.C. EXPIRES


     NEW YORK, NEW YORK, (February 6, 1998)...........The tender offer of
PharmaInvest, L.L.C. to purchase up to 1,400 of the outstanding units (the "Units") of limited partnership interest of ALZA TTS Research Partners, Ltd. for $13,200 per Unit expired at 12:00 Midnight, (Eastern Standard Time), on February 2, 1998. At the time of expiration, 72 Units had been tendered and not withdrawn. PharmaInvest will promptly pay for all Units which were validly tendered in the offer.

     For additional information, contact MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885.